Clarient, Inc.

31 Colombia

Aliso Viejo, California  92656

August 18, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance, Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:  Jay Williamson

Re:         Clarient, Inc.

Registration Statement on Form S-3 (File No. 333-160136); Filed June 22, 2009

Request for Acceleration

Dear Mr. Williamson:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Clarient, Inc., a Delaware corporation (the “Company”), respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 8:00 a.m. Eastern Standard Time on August 20, 2009, or as soon as practicable thereafter.

The Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance and cooperation with this matter.

Very truly yours,

CLARIENT, INC.

/s/ Ronald A. Andrews
Ronald A. Andrews
Chief Executive Officer